UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

DEVELOPMENT BANK OF JAPAN INC.
Exact name of registrant as specified in charter

0001109609
Registrant CIK Number

Annual Report on Form 18-K
for the Year Ended March 31, 2012
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

333-154791
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2012
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 10, 2012.

Development Bank of Japan Inc.

By: ______________________________
Yasuhiro Matsui
Director, Treasury Department

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20_____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2013 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2012, filed on September 10, 2012)

Exhibit 1

Exhibit 1

平成24年度一般会計予算

（平成24年度一般会計予算参照書添付）

第180回国会（常会）提出

平成24年度一般会計予算

予算総則

（歳入歳出予算）

第１条　平成24年度歳入歳出予算は、歳入歳出それぞれ90,333,931,511千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第２条　「財政法」第14条の２の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第３条　「財政法」第14条の３の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第４条　「財政法」第15条第１項の規定により平成24年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第５条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第６条　「財政法」第４条第１項ただし書の規定により平成24年度において公債を発行することができる限度額は、5,909,000,000千円とする。

２　「平成24年度における公債の発行の特例に関する法律」（仮称）の規定により公債を発行することができる限度額は、38,335,000,000千円とする。

３　第１項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成22年11月１日から平成23年10月31日までの間における実勢相場を平均した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について１円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。以下同じ。）により換算した金額によるものとする。この場合において、当該外貨公債の発行に係る本邦通貨

による収入額が、前段の規定により算出して得た額を上回るとき又は下回るときは、それぞれの差増額又は差減額に相当する金額を第１項の限度額に減算又は加算した金額を同項の限度額とする。

4　第１項及び第２項に規定する公債(外貨公債を除く。)の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を当該各項の限度額(第１項の限度額について第３項後段の規定の適用がある場合においては、当該規定により減算又は加算された後の限度額)に加算した金額をそれぞれの限度額とする。

（公共事業費の範囲）

第７条 「財政法」第４条第３項の規定による公共事業費の範囲は、次に掲げるとおりとする。

所管	組織	項
国会	衆議院	衆議院施設費
	参議院	参議院施設費
	国立国会図書館	国立国会図書館施設費
裁判所	裁判所	裁判所施設費
会計検査院	会計検査院	会計検査院施設費
内閣	内閣官房	内閣官房施設費、情報収集衛星施設費
内閣府	内閣本府	内閣本府施設費、独立行政法人国立公文書館施設整備費、地域再生推進費、地域自主戦略推進費、沖縄政策費(沖縄科学技術大学院大学学園施設整備費補助金に限る。)、沖縄振興交付金事業推進費(沖縄振興公共投資交付金に限る。)、沖縄教育振興事業費、沖縄開発事業費、沖縄北部連携促進特別振興対策特定開発事業推進費、沖縄農業生産基盤保全管理・整備事業調査諸費、沖縄治山事業費国有林野事業特別会計へ繰入、沖縄治水事業費社会資本整備事業特別会計へ繰入、沖縄道路整備事業費社会資本整備事業特別会計へ繰入、沖縄港湾整備事業費社会資本整備事業特別会計へ繰入、沖縄空港整備事業費社会資本整備事業特別会計へ繰入
	沖縄総合事務局	沖縄海岸事業調査諸費、沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄国営公園事業工事諸費、沖縄農業生産基盤保全管理・整備事業等工事諸費、沖縄水産基盤整備事業調査諸費

所　管	組　織	項
	警察庁	警察庁施設費、交通警察費(都道府県警察施設整備費補助金に限る。)、船舶建造費、警察活動基盤整備費(都道府県警察施設整備費補助金に限る。)
総務省	総務本省	総務本省施設費、独立行政法人情報通信研究機構施設整備費
	消防庁	消防防災体制等整備費(消防防災施設整備費補助金に限る。)
法務省	法務本省	法務省施設費
外務省	外務本省	外務本省施設費
	在外公館	在外公館施設費
財務省	財務本省	財務本省施設費、公務員宿舎施設費、特定国有財産整備費(施設施工旅費及び施設施工庁費に限る。)
	財務局	財務局施設費
	税関	税関施設費、船舶建造費
	国税庁	国税庁施設費
文部科学省	文部科学本省	文部科学本省施設費、独立行政法人国立青少年教育振興機構施設整備費、独立行政法人教員研修センター施設整備費、独立行政法人国立特別支援教育総合研究所施設整備費、独立行政法人国立高等専門学校機構施設整備費、私立学校振興費(私立学校施設整備費補助金に限る。)、放射能調査研究費(船舶建造費に限る。)、研究振興費(特定先端大型研究施設整備費補助金に限る。)、国立大学法人施設整備費、国立大学法人船舶建造費、独立行政法人科学技術振興機構施設整備費、独立行政法人物質・材料研究機構施設整備費、独立行政法人放射線医学総合研究所施設整備費、独立行政法人日本原子力研究開発機構施設整備費、独立行政法人宇宙航空研究開発機構施設整備費、独立行政法人海洋研究開発機構施設整備費、独立行政法人海洋研究開発機構船舶建造費、独立行政法人理化学研究所施設整備費、独立行政法人防災科学技術研究所施設整備費、公立文教施設整備費、独立行政法人日本スポーツ振興センター施設整備費
	文部科学本省所轄機関	文部科学本省所轄研究所施設費

所管	組織	項
	文化庁	独立行政法人国立美術館施設整備費、独立行政法人日本芸術文化振興会施設整備費、文化財保存事業費(史跡等購入費補助金に限る。)、文化財保存施設整備費、独立行政法人国立文化財機構施設整備費
厚生労働省	厚生労働本省	厚生労働本省施設費、独立行政法人国立精神・神経医療研究センター施設整備費、独立行政法人国立国際医療研究センター施設整備費、独立行政法人国立成育医療研究センター施設整備費、ハンセン病資料館施設費、医療提供体制基盤整備費(医療施設等施設整備費補助金及び医療提供体制施設整備交付金に限る。)、保健衛生施設整備費、水道施設整備費、児童福祉施設整備費、障害保健福祉費(心神喪失者等医療観察法指定入院医療機関施設整備費負担金に限る。)、社会福祉施設整備費、介護保険制度運営推進費(地域介護・福祉空間整備等施設整備交付金に限る。)、独立行政法人医薬基盤研究所施設整備費、水道施設整備事業調査諸費、水道施設災害復旧事業費
	国立ハンセン病療養所	国立ハンセン病療養所施設費
	厚生労働本省試験研究機関	厚生労働本省試験研究所施設費
	国立更生援護機関	国立更生援護機関施設費
	都道府県労働局	都道府県労働局施設費
農林水産省	農林水産本省	農林水産本省施設費、食の安全・消費者の信頼確保対策費(食の安全・消費者の信頼確保対策整備交付金に限る。)、独立行政法人農林水産消費安全技術センター施設整備費、国産農畜産物・食農連携強化対策費(国産農畜産物・食農連携強化対策整備費補助金に限る。)、独立行政法人農業・食品産業技術総合研究機構施設整備費、独立行政法人家畜改良センター施設整備費、農業・食品産業強化対策費、農業経営対策費(農業経営対策地方公共団体整備費補助金及び農業経営対策整備交付金に限る。)、農業生産基盤保全管理等推進費(農業生産基盤保全管理等推進整備費補助金に限る。)、農業生産基盤保全管理・整備事業費、農業生産基盤保全管理・整備事業費食料安定供給特別会計へ繰入、農山漁村６次産業化対策費(農山漁村６次産業化対策整備費補助金に限る。)、独立行政法人種苗管理センター施設整備費、都市農村交流等対策費(都市農村交流等対策整備交付金に限る。)、海岸

所管	組織	項
		事業費、農地等保全事業費、農地等保全事業費食料安定供給特別会計へ繰入、戸別所得補償実施円滑化基盤整備事業費、農山漁村活性化対策費（農山漁村活性化対策整備交付金に限る。）、農山漁村地域整備事業費、海岸事業調査諸費、農業生産基盤保全管理・整備事業調査諸費、農業施設災害復旧事業費、農業施設災害関連事業費
	農林水産本省検査指導機関	農林水産本省検査指導所施設費
	農林水産技術会議	農林水産技術会議施設費、独立行政法人農業・食品産業技術総合研究機構施設整備費、独立行政法人農業生物資源研究所施設整備費、独立行政法人農業環境技術研究所施設整備費、独立行政法人国際農林水産業研究センター施設整備費
	地方農政局	地方農政局施設費、海岸事業工事諸費、農業生産基盤保全管理・整備事業等工事諸費、農業施設災害復旧事業等工事諸費
	林野庁	林野庁施設費、治山事業費、治山事業費国有林野事業特別会計へ繰入、森林整備事業費（森林整備事業調査費、森林環境保全整備事業費補助、森林居住環境整備事業費補助、水源林造成等事業費補助、後進地域特例法適用団体補助率差額及び美しい森林づくり基盤整備交付金に限る。）、森林整備事業費国有林野事業特別会計へ繰入、森林整備・林業等振興対策費（森林整備・林業等振興整備交付金に限る。）、独立行政法人森林総合研究所施設整備費、治山事業調査諸費、森林整備事業調査諸費、山林施設災害復旧事業費、山林施設災害復旧事業費国有林野事業特別会計へ繰入、山林施設災害関連事業費、山林施設災害関連事業費国有林野事業特別会計へ繰入
	水産庁	水産庁施設費、船舶建造費、独立行政法人水産大学校施設整備費、海岸事業費、水産基盤整備費、水産業強化対策費（水産業強化対策整備交付金に限る。）、独立行政法人水産総合研究センター施設整備費、海岸事業調査諸費、水産基盤整備事業工事諸費、漁港施設災害復旧事業費、漁港施設災害関連事業費
経済産業省	経済産業本省	経済産業本省施設費、独立行政法人産業技術総合研究所施設整備費、独立行政法人製品評価技術基盤機構施設整備費、地域経済活性化対策費（地域企業立地促進等共用施設整備費補助金に限る。）、工業用水道事業費
	経済産業局	経済産業局施設費

所　管	組　織	項
国土交通省	国土交通本省	国土交通本省施設費、住宅対策諸費(住宅建設事業調査費に限る。)、海岸環境整備事業費、水資源開発事業費、国営公園等事業費、都市水環境整備事業費、下水道事業費、住宅防災事業費、都市公園防災事業費、下水道防災事業費、河川管理施設整備費、急傾斜地崩壊対策等事業費、災害対策等緊急事業推進費、治水事業費等社会資本整備事業特別会計へ繰入、北海道治水事業費等社会資本整備事業特別会計へ繰入、離島治水事業費社会資本整備事業特別会計へ繰入、海岸事業費、独立行政法人航空大学校施設整備費、鉄道安全対策事業費、総合的物流体系整備推進費(港湾機能高度化施設整備費補助金に限る。)、港湾事業費、港湾整備事業費等社会資本整備事業特別会計へ繰入、北海道港湾整備事業費社会資本整備事業特別会計へ繰入、離島港湾整備事業費社会資本整備事業特別会計へ繰入、整備新幹線建設推進高度化等事業費、整備新幹線整備事業費、空港整備事業費社会資本整備事業特別会計へ繰入、北海道空港整備事業費社会資本整備事業特別会計へ繰入、離島空港整備事業費社会資本整備事業特別会計へ繰入、都市・地域づくり推進費(集落活性化推進事業費補助金に限る。)、都市再生・地域再生整備事業費、鉄道網整備事業費、都市・地域交通整備事業費、道路整備事業費社会資本整備事業特別会計へ繰入、北海道道路整備事業費社会資本整備事業特別会計へ繰入、独立行政法人航海訓練所船舶建造費、社会資本総合整備事業費、官民連携基盤整備推進調査費、離島振興費(離島振興特別事業費補助金、離島流通効率化事業費補助金、奄美群島産業振興等補助金及び小笠原諸島振興開発事業費補助に限る。)、離島振興事業費、北海道開発事業費、北海道特定特別総合開発事業推進費、北海道特定地域連携事業推進費、独立行政法人土木研究所施設整備費、独立行政法人建築研究所施設整備費、独立行政法人交通安全環境研究所施設整備費、独立行政法人海上技術安全研究所施設整備費、独立行政法人港湾空港技術研究所施設整備費、独立行政法人電子航法研究所施設整備費、官庁営繕費、水資源開発事業調査諸費、急傾斜地崩壊対策等事業調査諸費、海岸事業調査諸費、都市開発事業調査諸費、住宅建設事業調査諸費、国営公園等事業調査諸費、下水道事業調査諸費、北海道農業生産基盤保全管理・整備事業調査諸費、河川等災害復旧事業費、住宅施設災害復旧事業費、河川等災害関連事業費、北海道農業生

所　管	組　織	項
		産基盤保全管理・整備事業費食料安定供給特別会計へ繰入、北海道治山事業費国有林野事業特別会計へ繰入、離島農業生産基盤保全管理・整備事業費食料安定供給特別会計へ繰入、離島治山事業費国有林野事業特別会計へ繰入
	国土技術政策総合研究所	国土技術政策総合研究所施設費
	国土地理院	国土地理院施設費
	地方整備局	国営公園事業工事諸費、道路災害復旧事業工事諸費
	北海道開発局	北海道開発局施設費、北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市環境整備事業工事諸費、北海道国営公園事業工事諸費、北海道農業生産基盤保全管理・整備事業等工事諸費、北海道災害復旧事業等工事諸費
	気象庁	気象官署施設費
	海上保安庁	海上保安官署施設費、船舶建造費、航路標識整備事業費、航路標識整備事業工事諸費
環境省	環境本省	廃棄物処理施設整備費、生物多様性保全等推進費（環境保全施設整備費補助金に限る。）、環境保全施設整備費、自然公園等事業費、環境保健対策推進費（水俣病総合対策施設整備費補助金に限る。）、環境調査研修所施設費、独立行政法人国立環境研究所施設整備費、廃棄物処理施設整備事業調査諸費、自然公園等事業工事諸費

（一時借入金等の最高額）

第8条　「財政法」第7条第3項の規定による財務省証券及び一時借入金の最高額は、20,000,000,000千円とする。

（災害復旧等国庫債務負担行為の限度額）

第9条　「財政法」第15条第2項の規定により平成24年度において災害復旧その他緊急の必要がある場合に国が債務を負担する行為の限度額は、100,000,000千円とする。

（復興費用及び償還費用の財源に充てる収入の範囲）

第10条　「東日本大震災からの復興のための施策を実施するために必要な財源の確保に関する特別措置法」第72条第4項の規定による復興費用及び償還費用の財源に充てる収入の範囲は、次に掲げるとおりとする。

主管	部	款	項
財務省	政府資産整理収入	国有財産処分収入	東日本大震災復興国有財産売払収入
経済産業省	雑収入	諸収入	東日本大震災復興エネルギー対策特別会計受入金

2 前項に規定するもののほか、「平成23年原子力事故による被害に係る緊急措置に関する法律」第9条第3項の規定による特定原子力損害の賠償請求権その他の国が有する原子力損害に係る請求権若しくは求償権の行使による収入その他原子力事故に起因する収入又は平成23年度の一般会計補正予算(第3号)に計上された復興費用に関連して発生する貸付金等回収金収入、雑納付金、弁償及返納金等があった場合においては、当該収入は、前項に規定する復興費用及び償還費用の財源に充てる収入の範囲に属するものとする。

(国債の発行及び交付による基礎年金国庫負担等の差額相当額)

第11条 「国民年金法等の一部を改正する法律等の一部を改正する法律」による改正後の「国民年金法等の一部を改正する法律」(平成16年法律第104号)に基づく国債の発行及び交付により国庫が負担する平成24年度における基礎年金の給付に要する費用等の2分の1に相当する額と3分の1に1,000分の32を加えた率を乗じて得た額との差額に相当する額は、2,487,905,624千円とする。

2 「国民年金法等の一部を改正する法律等の一部を改正する法律」による改正後の「国家公務員共済組合法等の一部を改正する法律」(平成16年法律第130号)に基づく国債の発行及び交付により国が負担する平成24年度における基礎年金拠出金の納付に要する費用の2分の1に相当する額と3分の1に1,000分の32を加えた率を乗じて得た額との差額に相当する額は、67,219,650千円とする。

3 「国民年金法等の一部を改正する法律等の一部を改正する法律」による改正後の「私立学校教職員共済法等の一部を改正する法律」(平成16年法律第131号)に基づく国債の発行及び交付により国が補助する平成24年度における基礎年金拠出金の額の2分の1に相当する額と3分の1に1,000分の32を加えた率を乗じて得た額との差額に相当する額は、29,040,839千円とする。

(損失補償契約等の限度額)

第12条 次の表の左欄に掲げる契約の金額の限度は、平成24年度においてそれぞれ右欄に掲げるとおりとする。

区分	限度額	
「原子力損害賠償補償契約に関する法律」第8条の規定による金額の限度	補償契約金額の合計額	2,228,000,000千円
「矯正医官修学資金貸与法」第4条の規定による金額の限度	貸与すべき修学資金の総額	31,680
「農業近代化資金融通法」第3条第3項の規定による金額の限度	平成24年度以降22箇年度間を通ずる利子補給金の総額	63,010
「農業改良資金融通法」第9条第3項の規定による金額の限度	平成24年度以降15箇年度間を通ずる利子補給金の総額	3,736,508

区　分	限　度　額	
「農業経営基盤強化促進法」附則第10項の規定による金額の限度	平成24年度以降27箇年度間を通ずる利子補給金の総額	3,378,950千円
「漁業近代化資金融通法」第3条第3項の規定による金額の限度	平成24年度以降22箇年度間を通ずる利子補給金の総額	48,000
「地域再生法」の規定による金額の限度	平成24年度以降7箇年度間を通ずる利子補給金の総額	252,000
「総合特別区域法」第28条第2項の規定による金額の限度	平成24年度以降7箇年度間を通ずる利子補給金の総額	616,000
「総合特別区域法」第56条第2項の規定による金額の限度	平成24年度以降7箇年度間を通ずる利子補給金の総額	277,200
「展覧会における美術品損害の補償に関する法律」第5条の規定による金額の限度	約定評価額総額の合計額	675,000,000

2　「国際農業開発基金への加盟に伴う措置に関する法律」第2条の規定により平成24年度において国際農業開発基金に拠出することができる金額の限度は、5,930,003千円とする。

（債務保証契約の限度額）

第13条　次の表の左欄に掲げる法人が平成24年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。

債　務	根　拠　規　定	金　額　の　限　度
1　株式会社日本政策金融公庫 次に掲げる社債に係る債務		
(1)「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額75,000,000千円、(2)に掲げる社債にあっては額面総額110,000,000千円及び(3)に掲げる社債のうち、指定金融機関の危機対応業務における短期社債の取得に係るものにあっては発行限度額200,000,000千円、その他のものにあっては額面総額900,000,000千円並びにそれぞれの利息に相当する金額
(2)「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
(3)「株式会社日本政策金融公庫法」第31条第2項第1号ニに係る業務に関するもの	同　項	

債　務	根　拠　規　定	金　額　の　限　度
2　株式会社国際協力銀行 国際協力銀行業務社債のうち次に掲げるものに係る債務 (1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「国際復興開発銀行等からの外貨の受入に関する特別措置に関する法律」第2条第2項 「株式会社国際協力銀行法」第35条第1項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が211,500,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
3　預金保険機構 次に掲げる預金保険機構債及び借入金に係る債務 (1)　「預金保険法」に係る業務((2)に掲げるものを除く。)に関するもの (2)　危機対応業務に関するもの (3)　金融再生業務及び廃止前の「金融機能の安定化のための緊急措置に関する法律」に係る業務に関するもの (4)　金融機能強化業務に関するもの	「預金保険法」第42条の2 「預金保険法」第126条第2項 「金融機能の再生のための緊急措置に関する法律」第66条 「金融機能の早期健全化のための緊急措置に関する法律」附則第5条第2項 「金融機能の強化のための特別措置に関する法律」第45条	(1)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額19,000,000,000千円、(2)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額17,000,000,000千円、(3)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額3,000,000,000千円並びに(4)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額12,000,000,000千円並びにそれぞれの利息に相当する金額

債　　務	根　拠　規　定	金　額　の　限　度
4　銀行等保有株式取得機構 銀行等保有株式取得機構債券及び借入金に係る債務	「銀行等の株式等の保有の制限等に関する法律」第51条	額面総額及び元本金額の合計額20,000,000,000千円並びにその利息に相当する金額
5　全国健康保険協会 借入金に係る債務	「健康保険法」	元本金額540,000,000千円及びその利息に相当する金額
6　株式会社企業再生支援機構 社債及び借入金に係る債務	「株式会社企業再生支援機構法」	額面総額及び元本金額の合計額1,699,000,000千円並びにその利息に相当する金額
7　原子力損害賠償支援機構 原子力損害賠償支援機構債及び借入金に係る債務	「原子力損害賠償支援機構法」第61条	額面総額及び元本金額の合計額4,000,000,000千円並びにその利息に相当する金額
8　株式会社東日本大震災事業者再生支援機構 社債及び借入金に係る債務	「株式会社東日本大震災事業者再生支援機構法」第40条	額面総額及び元本金額の合計額500,000,000千円並びにその利息に相当する金額
9　独立行政法人農業者年金基金 借入金に係る債務	「独立行政法人農業者年金基金法」附則第17条第3項	元本金額89,917,647千円及びその利息に相当する金額
10　独立行政法人農林漁業信用基金 林業等資金寄託業務に関する借入金に係る債務	「独立行政法人農林漁業信用基金法」第18条	元本金額3,491,000千円及びその利息に相当する金額

債　務	根　拠　規　定	金　額　の　限　度
11　独立行政法人鉄道建設・運輸施設整備支援機構 鉄道建設・運輸施設整備支援機構債券及び借入金に係る債務	「独立行政法人鉄道建設・運輸施設整備支援機構法」第20条	額面総額及び元本金額の合計額55,218,000千円並びにその利息に相当する金額
12　独立行政法人石油天然ガス・金属鉱物資源機構 石油天然ガス・金属鉱物資源債券及び借入金に係る債務	「独立行政法人石油天然ガス・金属鉱物資源機構法」第15条	額面総額及び元本金額の合計額2,043,400,000千円並びにその利息に相当する金額
13　独立行政法人環境再生保全機構 借入金に係る債務	「独立行政法人環境再生保全機構法」附則第9条	元本金額2,800,000千円及びその利息に相当する金額
14　独立行政法人日本高速道路保有・債務返済機構 日本高速道路保有・債務返済機構債券及び借入金に係る債務	「独立行政法人日本高速道路保有・債務返済機構法」第23条	額面総額及び元本金額の合計額2,286,000,000千円並びにその利息に相当する金額
15　「保険業法」第265条の9第2項の規定により設立の認可を受けた法人のうち同法第262条第2項第1号に掲げる免許を受けた保険会社をその会員とする法人 借入金に係る債務	「保険業法」第265条の42の2	元本金額460,000,000千円及びその利息に相当する金額
16　新関西国際空港株式会社 社債に係る債務	「関西国際空港及び大阪国際空港の一体的かつ効率的な設置及び管理に関する法律」第19条第1項	額面総額23,000,000千円及びその利息に相当する金額

債　　務	根　拠　規　定	金　額　の　限　度
17　日本環境安全事業株式会社 借入金に係る債務	「日本環境安全事業株式会社法」第12条	元本金額42,000,000千円及びその利息に相当する金額
18　株式会社日本政策投資銀行 イ　社債及び日本政策投資銀行債(ロに掲げるものを除く。)に係る債務	「株式会社日本政策投資銀行法」第25条第1項	額面総額200,000,000千円及びその利息に相当する金額(ロに係る債務からイに係る債務に振り替えたときは、当該振り替えた金額を加算した金額を額面総額とみなす。)
ロ　社債及び日本政策投資銀行債のうち次に掲げるものに係る債務 (1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる債券のうち外国において発行するもの	同　項	(1)に掲げる債券にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる債券にあっては本邦通貨表示の額面総額の合計額が150,000,000千円に相当するこれらの債券に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額(ただし、ロに係る債務150,000,000千円については、150,000,000千円の範囲内で減額し、当該減額した金額をイに係る債務に振り替えることができる。)
19　株式会社産業革新機構 社債及び借入金に係る債務	「産業活力の再生及び産業活動の革新に関する特別措置法」第30条の31の2	額面総額及び元本金額の合計額1,800,000,000千円並びにその利息に相当する金額

債　務	根拠規定	金額の限度
20 「民間都市開発の推進に関する特別措置法」第3条第1項の規定により指定された民間都市開発推進機構 民間都市開発推進債券及び借入金に係る債務	「民間都市開発の推進に関する特別措置法」第9条及び附則第16条第2項 「都市再生特別措置法」第80条第2項	額面総額及び元本金額の合計額113,806,000千円並びにその利息に相当する金額
21 「中部国際空港の設置及び管理に関する法律」第4条第1項の規定により指定された法人 社債に係る債務	「中部国際空港の設置及び管理に関する法律」第8条第1項	額面総額73,100,000千円及びその利息に相当する金額
22 社会保険診療報酬支払基金 次に掲げる社会保険診療報酬支払基金債券及び借入金に係る債務 (1) 老人保健関係業務に関するもの (2) 退職者医療関係業務に関するもの (3) 介護保険関係業務に関するもの (4) 高齢者医療制度関係業務((5)に掲げるものを除く。)に関するもの (5) 高齢者医療制度関係業務のうち後期高齢者交付金を交付するものに関するもの (6) 特定B型肝炎ウイルス感染者給付金等支給関係業務に関するもの	「健康保険法等の一部を改正する法律」(平成18年法律第83号)において、なおその効力を有することとされた「老人保健法」第73条 「国民健康保険法」 「介護保険法」 「高齢者の医療の確保に関する法律」 同　法 「特定B型肝炎ウイルス感染者給付金等の支給に関する特別措置法」附則第4条第3項	(1)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額28,000千円、(2)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額130,000,000千円、(3)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額200,000,000千円、(4)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額260,000,000千円、(5)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面

債　務	根　拠　規　定	金　額　の　限　度
		総額及び元本金額の合計額 460,000,000 千円並びに(6)に掲げる社会保険診療報酬支払基金借入金にあっては元本金額 90,000,000 千円並びにそれぞれの利息に相当する金額
23　地方公共団体金融機構 地方公共団体金融機構債券に係る債務	「地方公共団体金融機構法」附則第 16 条第 1 項	額面総額 1,030,000,000 千円及びその利息に相当する金額

2　政府は、予見し難い経済事情の変動その他やむを得ない事由により、前項第 1 号、第 2 号、第 12 号から第 14 号までの各号、第 16 号から第 18 号までの各号、第 20 号、第 21 号若しくは第 23 号に掲げる法人の事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由がある場合において、当該各号に掲げる法人が法令の規定に従い当該各号に規定する債券、社債又は借入金を増額して発行し又は借り入れるものにつき、その債務を保証する必要があるときは、当該各号の右欄に定める額面総額及び元本金額の合計額並びに発行限度額のそれぞれ 100 分の 50 に相当する金額の範囲内において、当該額面総額及び元本金額の合計額並びに発行限度額を増額することができる。

3　第 1 項第 1 号から第 4 号までの各号、第 6 号から第 8 号までの各号、第 11 号、第 12 号、第 14 号、第 16 号、第 18 号から第 23 号までの各号に規定する債券又は社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため法令の規定に従い発行する債券又は社債の額面金額及びその利息に相当する金額(期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額及び減債基金等に払い込むべき金額に相当する金額があるときは、これらの金額を含む。)をこれらの各号に定める限度額(前項の規定により額面総額及び元本金額の合計額並びに発行限度額が増額された場合には、当該増額された後の金額)に加算した金額をそれぞれの限度額とする。

(予算の移替え等)

第 14 条　行政組織に関する法令の改廃等による職務権限の変更等に伴い、予算の執行に関し、「甲号歳入歳出予算」、「乙号継続費」、「丙号繰越明許費」及び「丁号国庫債務負担行為」における主管、所管及び組織の区分によることができない場合においては、主管、所管若しくは組織の設置、廃止若しくは名称の変更を行い、又は主管、所管若しくは組織の間において予算の移替えをすることができる。

2　行政組織に関する法令の改廃等に伴い、この予算の主管又は所管、組織若しくは項に用いられている行政機関の名称が実際の行政機関の名称と対応しないことになった場合においても、その主管又は所管、組織若しくは項に係る予算は、その目的の実質に従い、そのまま執行することができる。

第 15 条　次の表の左欄及び中欄に掲げる所管及び組織のそれぞれの右欄の項に係る予算を使用する場合においては、その実施にあたる各省各庁所管の当該組織にその必要とする予算の移替えをすることができる。

所　管	組　織	項
内閣府	内閣本府	総合特区推進調整費、地域再生推進費、地域自主戦略推進費、災害対策総合推進調整費、沖縄振興交付金事業推進費、沖縄米軍基地所在市町村活性化特別事業費、沖縄北部連携促進特別振興事業費、沖縄振興推進調査費、沖縄教育振興事業費、沖縄保健衛生諸費、沖縄開発事業費、沖縄北部連携促進特別振興対策特定開発事業推進費、沖縄農業生産基盤保全管理・整備事業調査諸費
財務省	財務本省	公務員宿舎施設費(国会、裁判所又は会計検査院の省庁別宿舎の設置に係るものに限る。)、特定国有財産整備費(「官公庁施設の建設等に関する法律」第10条の規定により国土交通大臣が行うものに限る。)
文部科学省	文部科学本省	科学技術戦略推進費、放射能調査研究費、南極地域観測事業費
国土交通省	国土交通本省	水資源開発事業費、災害対策等緊急事業推進費、奄美群島振興費、離島振興事業費、北海道開発事業費、北海道特定特別総合開発事業推進費、北海道特定地域連携事業推進費、北海道農業生産基盤保全管理・整備事業調査諸費
環境省	環境本省	環境研究総合推進費、地球環境保全等試験研究費
防衛省	防衛本省	防衛施設安定運用関連諸費

（予算の移用）

第16条　「財政法」第33条第1項ただし書の規定により移用することができる場合は、第1表の各号に掲げる各組織の経費の金額を当該各組織の間において相互に移用する場合、第2表の各号に掲げる各項の経費の金額を当該各項の間において相互に移用する場合及び第3表の各号に掲げる各組織の経費の金額又は各項の経費の金額を当該各組織又は各項の間において相互に移用する場合とする。

第1表　各組織の間の移用

所　管	移用することができる組織(括弧書は当該組織の経費を示す。)
1 内閣府	内閣本府(沖縄開発事業費、沖縄治水事業費社会資本整備事業特別会計へ繰入、沖縄道路整備事業費社会資本整備事業特別会計へ繰入、沖縄港湾整備事業費社会資本整備事業特別会計へ繰入、沖縄空港整備事業費社会資本整備事業特別会計へ繰入、航空機燃料税財源沖縄空港整備事業費社会資本整備事業特別会計へ繰入)と沖縄総合事務局(沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄国営公園事業工事諸費、沖縄農業生産基盤保全管理・整備事業等工事諸費)

所　管	移用することができる組織(括弧書は当該組織の経費を示す。)
2 農林水産省	農林水産本省(農業生産基盤保全管理・整備事業費、海岸事業費、農地等保全事業費)と地方農政局(海岸事業工事諸費、農業生産基盤保全管理・整備事業等工事諸費)
3 国土交通省	イ　国土交通本省(国営公園等事業費)と地方整備局(国営公園事業工事諸費) ロ　国土交通本省(北海道治水事業費等社会資本整備事業特別会計へ繰入、北海道港湾整備事業費社会資本整備事業特別会計へ繰入、北海道空港整備事業費社会資本整備事業特別会計へ繰入、航空機燃料税財源北海道空港整備事業費社会資本整備事業特別会計へ繰入、北海道道路整備事業費社会資本整備事業特別会計へ繰入、北海道開発事業費、北海道農業生産基盤保全管理・整備事業費食料安定供給特別会計へ繰入、北海道治山事業費国有林野事業特別会計へ繰入)と北海道開発局(北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市環境整備事業工事諸費、北海道国営公園事業工事諸費、北海道農業生産基盤保全管理・整備事業等工事諸費、北海道災害復旧事業等工事諸費)

第2表　各項の間の移用

所　管	組　織	移用することができる項
1 内閣府	沖縄総合事務局	沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄国営公園事業工事諸費及び沖縄農業生産基盤保全管理・整備事業等工事諸費の各項の間
2 農林水産省	農林水産本省	農業施設災害復旧事業費と農業施設災害関連事業費
	地方農政局	海岸事業工事諸費と農業生産基盤保全管理・整備事業等工事諸費
	林野庁	山林施設災害復旧事業費、山林施設災害復旧事業費国有林野事業特別会計へ繰入、山林施設災害関連事業費及び山林施設災害関連事業費国有林野事業特別会計へ繰入の各項の間
	水産庁	イ　水産基盤整備費と水産基盤整備事業工事諸費 ロ　漁港施設災害復旧事業費と漁港施設災害関連事業費
3 国土交通省	国土交通本省	イ　海岸環境整備事業費、海岸事業費及び治水事業費等社会資本整備事業特別会計へ繰入の各項の間 ロ　海岸環境整備事業費、海岸事業費及び港湾整備事業費等社会資本整備事業特別会計へ繰入の各項の間 ハ　河川等災害復旧事業費と河川等災害関連事業費

所　管	組　織	移用することができる項
	北海道開発局	北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市環境整備事業工事諸費、北海道国営公園事業工事諸費、北海道農業生産基盤保全管理・整備事業等工事諸費及び北海道災害復旧事業等工事諸費の各項の間
	海上保安庁	航路標識整備事業費と航路標識整備事業工事諸費
4 環境省	環境本省	自然公園等事業費と自然公園等事業工事諸費
5 防衛省	防衛本省	施設整備費と防衛施設安定運用関連諸費

第3表　各組織の間又は各項の間の移用

1	予定経費要求書に予定した職員基本給、政府開発援助職員基本給、職員諸手当、政府開発援助職員諸手当及び退職手当の各経費の金額に過不足を生じた場合におけるこれらの経費に係る各組織又は各項の間
2	予定経費要求書に予定した赴任旅費の経費の金額に過不足を生じた場合における当該経費に係る各組織又は各項の間

（経済危機対応・地域活性化予備費の使用）

第17条　「甲号歳入歳出予算」に計上した経済危機対応・地域活性化予備費は、次に掲げる経費及び第7条に掲げる経費であって、地域経済の活性化、雇用機会の創出又は国民生活の安定に資するもの以外には使用しないものとする。

所　管	組　織	項
内閣府	内閣本府	地域活性化政策費、防災政策費、沖縄政策費、沖縄振興交付金事業推進費、沖縄米軍基地所在市町村活性化特別事業費、沖縄北部連携促進特別振興事業費、沖縄保健衛生諸費
	警察庁	生活安全警察費、警察活動基盤整備費
総務省	総務本省	地方行政制度整備費、地域振興費、情報通信技術研究開発推進費、情報通信技術高度利活用推進費、情報通信技術利用環境整備費
	消防庁	消防防災体制等整備費
法務省	法務本省	日本司法支援センター運営費
財務省	財務本省	政策金融費
文部科学省	文部科学本省	生涯学習振興費、初等中等教育等振興費、高等教育振興費、育英事業費、私立学校振興費、科学技術・学術政策推進費、研究振興費、研究開発推進費、スポーツ振興費
	文化庁	文化振興費、国際文化交流推進費

所管	組織	項
厚生労働省	厚生労働本省	医療提供体制確保対策費、医療従事者等確保対策費、医療従事者資質向上対策費、医療情報化等推進費、医療安全確保推進費、感染症対策費、特定疾患等対策費、移植医療推進費、原爆被爆者等援護対策費、医薬品承認審査等推進費、医薬品安全対策等推進費、医薬品適正使用推進費、血液製剤対策費、医薬品等研究開発推進費、医療提供体制基盤整備費、医療保険給付諸費、医療費適正化推進費、地域保健対策費、健康増進対策費、健康危機管理推進費、食品等安全確保対策費、水道安全対策費、麻薬・覚せい剤等対策費、化学物質安全対策費、生活衛生対策費、労働条件確保・改善対策費、中小企業最低賃金引上げ支援対策費、高齢者等雇用安定・促進費、失業等給付費等労働保険特別会計へ繰入、就職支援法事業費労働保険特別会計へ繰入、職業能力開発強化費、若年者等職業能力開発支援費、障害者等職業能力開発支援費、男女均等雇用対策費、保育所運営費、児童虐待等防止対策費、母子保健衛生対策費、母子家庭等対策費、子ども・子育て支援対策費、生活保護費、地域福祉推進費、災害救助等諸費、社会福祉諸費、障害保健福祉費、高齢者日常生活支援等推進費、介護保険制度運営推進費
	検疫所	検疫所共通費、検疫業務等実施費、輸入食品検査業務実施費
	都道府県労働局	都道府県労働局共通費、労働条件確保・改善対策費、個別労働紛争対策費、職業紹介事業等実施費、高齢者等雇用安定・促進費、男女均等雇用対策費
農林水産省	農林水産本省	食の安全・消費者の信頼確保対策費、国産農畜産物・食農連携強化対策費、農業経営対策費、優良農地確保・有効利用対策費、農業生産基盤保全管理等推進費、環境保全型農業生産対策費、農山漁村６次産業化対策費、都市農村交流等対策費、農村地域資源等保全推進費、農山漁村活性化対策費、農林水産業地球環境対策費、風水害等対策費
	農林水産本省検査指導機関	農林水産本省検査指導所
	農林水産技術会議	農林水産業研究開発費
	林野庁	森林整備・保全費、独立行政法人農林漁業信用基金出資、森林整備・保全費国有林野事業特別会計へ繰入、森林整備事業費、林業振興対策費、林産物供給等振興対策費、森林整備・林業等振興対策費
	水産庁	水産資源回復対策費、漁業経営安定対策費、漁村振興対策費、水産業強化対策費

所管	組織	項
経済産業省	経済産業本省	産業人材育成費、技術革新促進・環境整備費、ものづくり産業振興費、サービス産業強化費、コンテンツ産業強化費、地域経済活性化対策費、温暖化対策費、情報セキュリティ対策推進費、まちづくり推進費、化学物質管理推進費、消費者行政推進費、産業保安費
	資源エネルギー庁	鉱物資源安定供給確保費
	中小企業庁	経営革新・創業促進費、中小企業事業環境整備費、経営安定・取引適正化費、まちづくり推進費
国土交通省	国土交通本省	住宅対策諸費、住宅市場整備推進費、道路環境等対策費、水環境対策費、地球温暖化防止等対策費、公共交通等安全対策費、道路交通安全対策費、総合的物流体系整備推進費、景観形成推進費、都市・地域づくり推進費、鉄道網整備推進費、地域公共交通維持・活性化推進費、道路交通円滑化推進費、不動産市場整備等推進費、建設市場整備推進費、国土調査費、海事産業市場整備等推進費、国土形成推進費、地理空間情報整備・活用推進費、離島振興費、奄美群島振興費、北海道総合開発推進費
	観光庁	観光振興費
環境省	環境本省	地球温暖化対策推進費、廃棄物・リサイクル対策推進費、生物多様性保全等推進費、環境保健対策推進費、環境・経済・社会の統合的向上費、環境政策基盤整備費、環境研究総合推進費
	地方環境事務所	地方環境対策費

（俸給予算等の制限）

第18条　俸給予算の執行に当たっては、予定経費要求書に掲げる各省各庁の職員予算定員及び俸給額表によるものとし、当該経費の金額の範囲内であっても、当該定員の増加又は俸給額の増額をみだりに行ってはならない。

（消費税の収入が充てられる経費の範囲）

第19条　消費税の収入が充てられる経費（地方交付税交付金を除く。）の範囲は、次に掲げるとおりとする。

所管	組織	項
国会	衆議院	衆議院（基礎年金国家公務員共済組合負担金に限る。）
	参議院	参議院（基礎年金国家公務員共済組合負担金に限る。）
	国立国会図書館	国立国会図書館（基礎年金国家公務員共済組合負担金に限る。）

所管	組織	項
裁判所	裁判所	最高裁判所(基礎年金国家公務員共済組合負担金に限る。)
会計検査院	会計検査院	会計検査院(基礎年金国家公務員共済組合負担金に限る。)
内閣	内閣官房	内閣官房共通費(基礎年金国家公務員共済組合負担金に限る。)
	人事院	人事院(基礎年金国家公務員共済組合負担金に限る。)
内閣府	内閣本府	内閣本府共通費(基礎年金国家公務員共済組合負担金に限る。)
	宮内庁	宮内庁(基礎年金国家公務員共済組合負担金に限る。)
	公正取引委員会	公正取引委員会(基礎年金国家公務員共済組合負担金に限る。)
	金融庁	金融庁共通費(基礎年金国家公務員共済組合負担金に限る。)
総務省	総務本省	総務本省共通費(基礎年金国家公務員共済組合負担金に限る。)
法務省	法務本省	法務本省共通費(基礎年金国家公務員共済組合負担金に限る。)
外務省	外務本省	外務本省共通費(基礎年金国家公務員共済組合負担金に限る。)
財務省	財務本省	財務本省共通費(基礎年金国家公務員共済組合負担金に限る。)、国家公務員共済組合連合会等助成費(基礎年金国家公務員共済組合連合会職員共済組合負担金及び基礎年金日本郵政共済組合負担金に限る。)
	国税庁	国税庁共通費(基礎年金国家公務員共済組合負担金に限る。)
文部科学省	文部科学本省	文部科学本省共通費(基礎年金国家公務員共済組合負担金に限る。)、私立学校振興費(基礎年金日本私立学校振興・共済事業団補助金に限る。)
厚生労働省	厚生労働本省	厚生労働本省共通費(基礎年金国家公務員共済組合負担金に限る。)、医療保険給付諸費(臨時老人薬剤費特別給付金、全国健康保険協会後期高齢者医療費支援金補助金、国民健康保険組合後期高齢者医療費支援金補助金、後期高齢者医療給付費等負担金、国民健康保険後期高齢者医療費支援金負担金、後期高齢者医療財政調整交付金、国民健康保険後期高齢者医療費支援金財政調整交付金に限る。)、基礎年金拠出金等年金特別会計へ繰入(基礎年金年金特別会計へ繰入に限る。)、介護保険制度運営推進費(全国健康保険協会介護納付金補助金、国民健康保険組合介護納付金補助金、介護給付費等負担金、国民健康保険介護納付金負担金、介護給付費財政調整交付金、国民健康保険介護納付金財政調整交付金に限る。)

所　管	組　織	項
農林水産省	農林水産本省	農林水産本省共通費（基礎年金国家公務員共済組合負担金に限る。）
	林野庁	林野庁共通費（基礎年金国家公務員共済組合負担金に限る。）
経済産業省	経済産業本省	経済産業本省共通費（基礎年金国家公務員共済組合負担金に限る。）
国土交通省	国土交通本省	国土交通本省共通費（基礎年金国家公務員共済組合負担金に限る。）
環境省	環境本省	環境本省共通費（基礎年金国家公務員共済組合負担金に限る。）
防衛省	防衛本省	防衛本省共通費（基礎年金国家公務員共済組合負担金に限る。）